Exhibit 99.2

December 4, 2001

HAND-DELIVERED

Portland General Electric Company

121 SW Salmon Street

1WTC17

Portland, OR 97204

Attention:              Douglas R. Nichols, Esq.

                             Vice President, General Counsel and Secretary

                             Re:     Power of the Oregon Public Utility Commission to Prevent the Removal

                                        of Cash from or the Encumbering of Assets of Portland General Electric Company

                                         to Satisfy the Debts of Enron Corp.

Ladies and Gentlemen:

We are counsel for Portland General Electric Company ("PGE"). This opinion is being delivered to you pursuant to a request by Douglas R. Nichols, the Vice President, General Counsel and Secretary of PGE. On December 2, 2001, Enron Corp. ("Enron") filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the case captioned In re Enron Corp., United States Bankruptcy Court for the Southern District of New York Chapter 11 Case No. 01-16034-AJG ("the Chapter 11 Petition"). Mr. Nichols asked us (1) to summarize the means under Oregon law by which the Oregon Public Utility Commission (the "Commission") may prevent PGE and Enron from removing cash from PGE or encumbering PGE's assets to satisfy Enron's debts and (2) to analyze whether, as a result of the Chapter 11 Petition, (a) the automatic stay will prevent the Commission from exercising those means or (b) Enron, as debtor-in-possession, will have the right to reject condition 6 of the Enron Merger Order (defined below) as an executory contract.

The conclusions in this letter are subject to the assumptions described in Annex A. The law covered by this letter is limited to the federal law of the United States of America and the law of the State of Oregon.

We have not made or updated any independent inquiry, search, investigation, legal or factual analysis, or research to (a) verify the accuracy of any matter or opinion which is subject to our "actual knowledge" or words of similar import or (b) determine the facts as to matters about which we have no knowledge. The words "actual knowledge" mean the conscious awareness of facts or other information by Michael M. Morgan, Albert N. Kennedy, and Zachary W.L. Wright.

Based upon the foregoing and such consideration of matters of law as we deemed to be relevant, and subject to the qualifications and assumptions set forth in this opinion, we are of the following opinion:

1.  The Commission may enforce the following obligations by filing suit against PGE and/or Enron1  in Oregon circuit court seeking a prohibitory or mandatory order:

        a.  PGE may not make any distribution to Enron that would cause PGE's equity capital to fall below 48 percent of the total PGE capital without Commission approval. This obligation is set forth as condition 6 of the stipulation attached as Appendix A and made part of Commission Order No. 97-196 (the "Enron Merger Order") issued in docket UM 814, the Matter of the Application of Enron Corp. for an Order Authorizing the Exercise of Influence over Portland General Electric Company. The statute under which Enron filed its application specifically authorizes such conditions. See ORS 757.511(3). ("The commission may condition an order authorizing the acquisition upon the applicant's satisfactory performance or adherence to specific requirements.") Acts prohibited by condition 6 would include any stock redemption, special dividend or other distribution of retained earnings, or any other mechanism that would cause PGE's equity to fall below 48 percent of its total capital. To help the Commission monitor whether such prohibited acts have occurred or will occur, condition 9 to the Enron Merger Order requires Enron to disclose to the Commission on a timely basis (as defined in the condition) its intent to transfer more than five percent of PGE's retained earnings over a six-month period (60 days before beginning the transfer), its intent to declare a special cash dividend from PGE (30 days before the declaration), and its most recent quarterly common stock cash dividend payment (30 days after the declaration).

        b.  PGE may not use any cash that it has raised by issuing stocks, bonds, notes, or other evidences of indebtedness to satisfy Enron's obligations.

 1   The remedies available under ORS 756.180 extend to any utility and "any other person subject to the jurisdiction of the Commission." ORS 756.180(1). Enron is an Oregon corporation and is subject to the Commission's jurisdiction for purposes of enforcing Order 97-180, which was issued in a docket opened by Enron's application. More importantly, it is long-established that Oregon courts have jurisdiction to enjoin not only the party with the primary obligation at issue, but also any party in active concert or participation with primary party who has notice of the injunction order. Therefore, we conclude that the Commission may seek injunctive relief against Enron if Enron directs or participates actively with PGE in a violation of one of the obligations described above.

Pursuant to ORS 757.435, PGE may not use any cash that it has raised by issuing such securities for any purpose other than that specified in the Commission order authorizing PGE to issue the security. Under ORS 757.415, the purposes for which the Commission may approve the issuance of such securities do not include the satisfaction of the obligations of other parties.

        c.  PGE may not assume any obligation or liability as guarantor, indorser, surety, or otherwise in respect to Enron's long-term securities without prior Commission approval. Pursuant to ORS 757.440, "no public utility shall assume [in] any obligation or liability as guarantor, indorser, surety, or otherwise in respect to the securities of any other person, firm or corporation, when such securities are payable at periods of more than 12 months after the date thereof." Absent prior Commission approval, any such assumption is void.

        d.  PGE may not mortgage, encumber, or dispose of its property without prior Commission approval. Under ORS 757.480, PGE must obtain prior Commission approval to sell, lease, assign, or otherwise dispose of property worth over $100,000 that is "necessary or useful in the performance of its duties;" mortgage or otherwise encumber any necessary or useful property; or "merge or consolidate any of its lines, plants, system or other property." Prior Commission approval is also necessary to dispose of or encumber "any franchise, permit or right to maintain and operate * * * or perform any service as" a public utility. ORS 757.480(1). Absent that required approval, the transaction is void. ORS 757.480(3).

        e.  PGE may not issue notes or loan its funds or give credit on its books or otherwise to Enron without Commission approval. Pursuant to ORS 757.500, no public utility may take such action with any corporation having an affiliated interest.

The Commission may enforce each of these obligations against PGE and Enron pursuant to ORS 756.180(1), which authorizes the Commission to apply to circuit court to obtain, without bond, both mandatory and prohibitory injunctive relief 2. Such relief may also extend to any officer, agent, employee, or representative of PGE or Enron. ORS 756.180(2).

2  ORS 756.180, entitled "Enforcing utilities laws," provides in full:

"(1) Whenever it appears to the Public Utility Commission that any public utility or telecommunications utility or any other person subject to the jurisdiction of the commission is engaged or about to engage in any acts or practices which constitute a violation of any statute administered by the commission, or any rule, regulation, requirement, order, term or condition issued thereunder, the commission may apply to

(continued)

2.  After review of federal law, it is our opinion that neither the "automatic stay" provided for in 11 USC S 362(a) nor the ability to reject executory contracts under 11 USC S 365 should prevent the Commission from enforcing Oregon law against Enron in the manner described in our first opinion for the reasons set forth below.

The automatic stay provision of the bankruptcy code, 11 USC S 362(a), precludes the commencement or continuation of certain enumerated judicial, administrative, and other actions or proceedings brought against a debtor who has sought protection under the code. On their face, none of subsections (1) through (8) of S 362(a) apply to a Commission action under ORS 757.180 because such an action would not be to recover a claim, enforce a pre-petition judgment, or pursue any other act addressed by these subsections.

Even if S 362(a) applied, the bankruptcy code has an exception for "the commencement or continuation of an action or proceeding by a governmental unit to enforce such governmental unit's police or regulatory power." Id. S 362(b)(4). The commission plainly is a governmental unit under the code. See id. S 101(27). Several courts have held that the police and regulatory power exception applies to actions brought by public utilities commissions. See, e.g., Yellow Cab Coop. Assoc. v. Metro Taxi, Inc., 132 F3d 591, 596-97 (10th Cir 1997) (holding that the public utilities commission's order limiting the transfer of certificates authorizing taxicab operations fell within the police and regulatory power exception); Pacific Gas & Electric Co. v. California Public Utils. Comm'n, 263 BR 306, 318-19 (Bankr ND Cal 2001) (holding that the police and regulatory power exception applies to the public utilities commission's order restricting the rates that the debtor-utility could charge). Thus, the key question is whether the Commission would be enforcing its police or regulatory power if it were to seek relief against Enron under ORS 756.180.

any circuit court of the state where such public utility or telecommunications utility or other person subject to the jurisdiction of the commission operates for the enforcement of such statute, rule, regulation, requirement, order, term or condition.

(2)    Such court, without bond, has jurisdiction to enforce obedience thereto by injunction, or by other processes, mandatory or otherwise, restraining such public utility or telecommunications utility or any other person subject to the jurisdiction of the commission, or its officers, agents, employees and representatives from further violations of such statute, rule, regulation, requirement, order, term or condition, and enjoining upon them obedience thereto.

(3)    The provisions of this section are in addition to and not in lieu of any other enforcement provisions contained in any statute administered by the commission."

Although it is not possible to predict with certainty the decision of a court after a hearing on the merits, it is our view that by seeking such relief against Enron under ORS 756.180 to enforce the obligations described above, the Commission would be enforcing its police or regulatory power. A governmental unit is exercising its police or regulatory power if it satisfies both the "pecuniary-purpose" and "public-policy" tests established by the courts. See NLRB v. Continental Hagen Corp., 932 F2d 828, 833-34 (9th Cir 1991). Commission enforcement of the obligations described in our first opinion should satisfy the pecuniary-purpose test because none of the obligations are designed to protect the Commission's own pecuniary interest. See, e.g., Yellow Cab, 132 F3d at 597 ("If it is evident that a governmental action is primarily for the purpose of protecting a pecuniary interest, then the action should not be excepted from the stay." (internal quotations omitted)); Universal Life Church, Inc. v. United States, 128 F3d 1294, 1299 (9th Cir 1997) ("Only if the action is pursued 'solely to advance a pecuniary interest of the governmental unit' will the automatic stay bar it.'" (citation omitted)). Rather, the provisions are designed to protect the financial health of PGE, with the ultimate goal of ensuring adequate service at fair and reasonable rates. See Enron Merger Order at 7; see also ORS 756.040(1). This case would thus be similar to Pacific Gas & Electric, supra, in which the bankruptcy court concluded that the "fact that the result [of a CPUC order setting maximum rates] may be a negative impact on PG & E's, and a positive impact on PG & E's customers, does not change the fact that CPUC's ratemaking implements public policy." Id. at 318-19 (citing Berg v. Good Samaritan Hosp., 230 F3d 1165, 1168 (9th Cir 2000)).

The Commission action should also satisfy the public-policy test, which distinguishes between proceedings that implement public policy and those that adjudicate private rights only. Continental Hagen, 932 F2d at 833. To assist the determination, courts often consider whether the action "'concerns only parties who are immediately affected or a wider group of those subject to the authority of the agency or even the public as a whole.'" In re Charter First Mortgage, Inc. 42 BR 380, 383 (Bankr D Or 1984). In this case, any Commission effort to enforce the obligations described above would affect not only Enron and PGE, but also PGE's other creditors, the public generally, and, most importantly, PGE's customers.

We also conclude that 11 USC S 365, which permits a debtor-in-possession to assume or reject an executory contract, should not apply to condition 6 to the Enron Merger Order. Although condition 6 was one term of a stipulation entered into by some of the parties to the UM 814 docket, the Commission itself did not enter into a contract with Enron. Rather, the Commission exercised the police power of the State of Oregon to protect the welfare of the public and PGE's customers. Moreover, a contract is only executory within the meaning of the code if substantial performance remains due from both parties. See, e.g., In re Texscan, Inc., 976 F2d 1269, 1273 (9th Cir 1992). In this case, even if we assume that the Commission and Enron entered a "contract", the Commission has fully performed that "contract" by approving Enron's application. Accordingly, as the debtor-in-possession, Enron cannot avoid condition 6 under 11 USC S 365 because there is no "executory contract."

Our advice on each legal issue addressed in this letter represents our opinion as to how that issue should be resolved were it to be considered by the highest courts of the state of Oregon and of the United States of America. The manner in which any particular issue would be treated in any actual court case will depend in part on facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal dispute that may arise in the future.

This letter represents our opinion as of the date it bears. We do not assume any obligation to provide you with any subsequent opinion or advice, including without limitation by reason of any fact of which we did not have actual knowledge on the date of this letter, by reason of any change after the date of this letter in any law covered by any of our opinions, or for any other reason.

Our opinion is limited to the matters stated in this letter, and no additional opinion is implied or may be inferred beyond the matters expressly stated in this letter. In particular, our opinion addresses only the legal power and authority of the Commission. We do not offer any opinion whether or under what circumstances the Commission actually would choose to exercise that power and authority. This letter is addressed to you. We understand, however, that you intend to disclose the contents of this letter to certain lenders and rating agencies and to file this letter as an exhibit to a Current Report to the Securities and Exchange Commission on Form 8-K. We consent to such disclosure and filing.

TONKON TORP LLP

Zachary W.L. Wright,

for Tonkon Torp LLP

ZWLW/joc

001991\0001\428533 V004

ANNEX A

We have relied, without investigation, upon the following assumptions:

1. PGE is not and will not become the subject of any bankruptcy proceeding, including without limitation, a consolidated Chapter 11 proceeding with Enron.

2. The copy of the Enron Merger Order we have reviewed is accurate, complete, conforms to an authentic original, has not been amended or revoked and remains in full force and effect.

3. The recipients of this letter and any person acting as an agent for those recipients have acted in good faith and without notice of any defense against the enforcement of any rights described in this letter.

4. The constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the State of Oregon has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

5. Except as modified by generally available published cases, all statutes cited in the letter, as well as the Enron Merger Order, will be enforced as written.